BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23                                       NIRE. 35300010230
                             Publicly Listed Company


                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                  OF MAY 3 2004


         On May 3 2004, at 4:00 p.m., with the legal quorum present, the Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. met at its principal place of business, under the chairmanship of Dr. Olavo Egydio Setubal, unanimously deciding "ad referendum" of the General Meeting, to increase to R$
0.13 from R$ 0.17 per thousand shares, the interest on capital, monthly paid, as an integral part of the mandatory dividend, from July 1, 2004 onwards, having the stockholding position on May 31, 2004, less 15% income tax at source, resulting in net interest of R$ 0.1445 per thousand shares, except where the income tax retention relates to stockholders that are already certified as not being subject to or exempt from such income tax.

         There being no further items on the agenda, the meeting was declared closed and the present minutes were transcribed, read, approved and signed by all those present. Sao Paulo-SP, May 3 2004. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Fernao Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Council Members.



                                               ALFREDO EGYDIO SETUBAL
                                            Investor Relations Director